Mail Stop 4561

August 3, 2006

Mr. Bryan Peery
Chief Financial Officer
Apple REIT Six, Inc.
814 East Main St.
Richmond, VA 23219

      Re: **Apple REIT Six, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2005
              Form 10-Q for the Quarterly Period Ended March 31, 2006
              File No. 0-51270

Dear Mr. Peery:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Linda van Doorn
                    Senior Assistant Chief
                    Accountant